Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Enbridge Inc.’s (the “Company”) Registration Statements on Form F-10 (File No. 333-213234), Form S-8 (File No. 333-145236, 333-127265, 333-13456, 333-97305 and 333-6436) and Form F-3 (File No. 333-185591), of our report dated February 25, 2016, relating to the consolidated financial statements and financial statement schedule of Spectra Energy Corp and subsidiaries, and the effectiveness of Spectra Energy Corp and subsidiaries’ internal control over financial reporting, appearing in the Management Information Circular of the Company dated November 10, 2016, and filed with the Securities and Exchange Commission on Form 6-K on November 15, 2016 and to the reference to us under the heading “Experts” in the Prospectus Supplement to the Short Form Base Shelf Prospectus dated August 19, 2016.

/s/ Deloitte & Touche LLP

Houston, Texas
November 18, 2016